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ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 August 2005

pSivida Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of pSivida (the "Company") will be lifted immediately, following receipt of an announcement regarding a potential acquisition.

Security Code:   PSD

/s/Christine Panetta
Christine Panetta
Senior Companies Adviser